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                                                                  Exhibit 12 (a)
                               J. C. Penney Company, Inc.
                             and Consolidated Subsidiaries

          Computation of Ratios of Available Income to Combined Fixed Charges
                        and Preferred Stock Dividend Requirement






                                              53 weeks               52 weeks
                                                ended                  ended
                                                May 2,                Apr. 26,
     ($ Millions)                                1998                   1997
                                              _________             __________

     Income from continuing operations        $     938             $     857
        (before income taxes, before
        capitalized interest, but after
        preferred stock dividend)

     Fixed charges

     Interest (including capitalized
     interest) on:

        Operating leases                            180                   110
        Short term debt                              96                   127
        Long term debt                              564                   341
        Capital leases                                6                     7
        Credit facility                              -                     19
        Other, net                                  (11)                    2
                                              _________             _________
     Total fixed charges                            835                   606

     Preferred stock dividend, before taxes          40                    46

     Combined fixed charges and preferred     _________             _________
        stock dividend requirement                  875                   652

     Total available income                   $   1,813             $   1,509
                                              =========             =========
     Ratio of available income to combined
        fixed charges and preferred stock
        dividend requirement                        2.1                   2.3
                                              =========             =========



     The interest cost of the LESOP notes guaranteed by the Company is not included in fixed charges above.

     The Company believes that, due to the seasonal nature of its business, ratios for a period of time other than a 53 week or a 52 week period are inappropriate.